EXHIBIT 7.1

Explanation of ratio calculations

Other financial data	2009	2008	2007	2006	2005
(Loss)/earnings per ordinary and B share from continuing operations – pence	(6.3)	(146.2)	64.0	54.4	47.3
Diluted (loss)/earnings per ordinary and B share from continuing operations – pence (1)	(6.3)	(146.2)	63.4	53.9	47.0
Dividends per ordinary share – pence	—	19.3	27.0	21.6	17.0
Dividend payout ratio (2)	—	—	43%	45%	41%
Share price per ordinary share at year end – £	0.292	0.494	3.72	5.56	4.90
Market capitalisation at year end – £bn	16.5	19.5	44.4	62.8	56.1
Net asset value per ordinary and B share – £	0.65	1.15	3.74	3.24	2.83
Return on average total assets (3)	(0.18%)	(1.19%)	0.65%	0.74%	0.73%
Return on average ordinary and B shareholders’ equity (4)	(7.2%)	(50.1%)	18.7%	18.5%	17.5%
Average owners’ equity as a percentage of average total assets	2.8%	2.9%	3.9%	4.4%	4.5%
Risk asset ratio – Tier 1	14.1%	10.0%	7.3%	7.5%	7.6%
Risk asset ratio – Total	16.1%	14.1%	11.2%	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (5)
– including interest on deposits	0.81	(0.29)	1.45	1.62	1.67
– excluding interest on deposits	(0.19)	(11.96)	5.73	6.12	6.05
Ratio of earnings to fixed charges only (5)
– including interest on deposits	0.85	(0.30)	1.47	1.64	1.69
– excluding interest on deposits	(0.28)	(14.71)	6.53	6.87	6.50

Notes:

(1)
The number of ordinary shares in issue in prior years were adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008. The contingent agreement with HM Treasury enabling it to place up to 16 billion new B shares at 50p each had a dilutive effect in 2009. None of the convertible preference shares had a dilutive effect in 2009 and 2008. All the convertible preference shares had a dilutive effect in 2007, 2006 and 2005 and as such were included in the computation of diluted earnings per share.

(2)
Dividend payout ratio represents the interim dividend paid and current year final dividend proposed as a percentage of profit attributable to ordinary and B shareholders before discontinued operations, integration and restructuring costs, amortisation of purchased intangibles and net gain on sale of strategic investments and subsidiaries (net of tax).

(3)	Return on average total assets represents profit attributable to ordinary and B shareholders as a percentage of average total assets.
(4)	Return on average ordinary and B shareholders’ equity represents profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders’ equity.
(5)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).